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Ashwani Dutt
Presiden Asia Pacific at Scrap Connection

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Ashwani Dutt · 3rd

Presiden Asia Pacific at Scrap Connection

Panipat, Haryana, India · 187 connections · Contact info

Scrap Connection

Panipat

Experience

President Asia Pacific
Scrap Connection
Jan 2012 – Present · 7 yrs 8 mos
Panipat Area, India

Building customer relations, Training of Employees, Marketing development.

Partner
DY Indus
Jan 2005 – Jan 2012 · 7 yrs 1 mo

Owner
Easy Travel India
Mar 1996 – Jan 2012 · 15 yrs 11 mos

Partner
A. N. Prakash Construction Project Management Consultants Pvt. Ltd
Jul 1988 – Apr 1996 · 7 yrs 10 mos
Panipat Area, India

During my time with the company I was in charge of project management and procurement of new government contracts. In addition, I managed a work force of over 400 employees constructing government building, roads and pipelines for water and sewage.

Education

Panipat
Bachelor of Commerce (B.Com.)
1984 – 1988

I B School Panipat
High School
1979 – 1981

Skills & Endorsements

Management · 5

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Managerial Economic
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Ashwani Dutt
Presiden Asia Pacific at Scrap Connection

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Entrepreneurship · 4

Endorsed by **Chris Yerbey, who is highly skilled at this**

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Accomplishments

5 Languages
Arebic • English • German • Hindi • Punjabi

Interests

Institute of Scrap Recycling Indus...
10,779 members

World Steel Professionals (+40,0...
32,571 members

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